UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________________
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)*
_________________________
Bridge Investment Group Holdings Inc.
(Name of Issuer)

Class A Common Stock
(Title of Class of Securities)

10806B100
(CUSIP Number)

Robert R. Morse
111 E. Sego Lily Drive, Suite 400,
Salt Lake City, Utah 84070
(801) 716-4500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 1, 2023
(Date of Event Which Requires Filing of This Statement)
_________________________

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 10806B100	13D	Page 2 of 15 pages

1	Name of Reporting Persons
Robert Randolph Morse
2	Check the Appropriate Box if a Member of A Group
	(a) ☒	(b) ☐
3	SEC Use Only

4	Source of Funds (See Instructions)
OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
☐
6	Citizenship of Place of Organization
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	Sole Voting Power
1,890,856
		8	Shared Voting Power
34,150,611
		9	Sole Disposition Power
1,890,856
		10	Shared Disposition Power
34,150,611
11	Aggregate Amount Beneficially Owned by Each Reporting Person
36,041,467
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
13	Percent of Class Represented by Amount in Row (11)
57.8%
14	Type of Reporting Person
IN

CUSIP No. 10806B100	13D	Page 3 of 15 pages

1	Name of Reporting Persons
FLM Holdings, LLC
2	Check the Appropriate Box if a Member of A Group
	(a) ☒	(b) ☐
3	SEC Use Only

4	Source of Funds (See Instructions)
OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
☐
6	Citizenship of Place of Organization
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	Sole Voting Power
32,705,962
		8	Shared Voting Power
0
		9	Sole Disposition Power
32,705,962
		10	Shared Disposition Power
0
11	Aggregate Amount Beneficially Owned by Each Reporting Person
32,705,962
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
13	Percent of Class Represented by Amount in Row (11)
50.0%
14	Type of Reporting Person
OO (Limited Liability Company)

CUSIP No. 10806B100	13D	Page 4 of 15 pages

1	Name of Reporting Persons
FLM Management LLC
2	Check the Appropriate Box if a Member of A Group
	(a) ☒	(b) ☐
3	SEC Use Only

4	Source of Funds (See Instructions)
OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
☐
6	Citizenship of Place of Organization
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	Sole Voting Power
1,444,649
		8	Shared Voting Power
0
		9	Sole Disposition Power
1,444,649
		10	Shared Disposition Power
0
11	Aggregate Amount Beneficially Owned by Each Reporting Person
1,444,649
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
13	Percent of Class Represented by Amount in Row (11)
4.2%
14	Type of Reporting Person
OO (Limited Liability Company)

CUSIP No. 10806B100	13D	Page 5 of 15 pages

1	Name of Reporting Persons
Jonathan Slager
2	Check the Appropriate Box if a Member of A Group
	(a) ☒	(b) ☐
3	SEC Use Only

4	Source of Funds (See Instructions)
OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
☐
6	Citizenship of Place of Organization
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	Sole Voting Power
592,744
		8	Shared Voting Power
21,690,409
		9	Sole Disposition Power
592,744
		10	Shared Disposition Power
5,992,200
11	Aggregate Amount Beneficially Owned by Each Reporting Person
22,283,153
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
13	Percent of Class Represented by Amount in Row (11)
59.1%
14	Type of Reporting Person
IN

CUSIP No. 10806B100	13D	Page 6 of 15 pages

1	Name of Reporting Persons
SF Intentional Irrevocable Trust dated December 30, 2019
2	Check the Appropriate Box if a Member of A Group
	(a) ☒	(b) ☐
3	SEC Use Only

4	Source of Funds (See Instructions)
OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
☐
6	Citizenship of Place of Organization
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	Sole Voting Power
2,374,838
		8	Shared Voting Power
19,315,571
		9	Sole Disposition Power
2,374,838
		10	Shared Disposition Power
0
11	Aggregate Amount Beneficially Owned by Each Reporting Person
21,690,409
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
13	Percent of Class Represented by Amount in Row (11)
61.9%
14	Type of Reporting Person
OO

CUSIP No. 10806B100	13D	Page 7 of 15 pages

1	Name of Reporting Persons
J.P. Slager, LLC
2	Check the Appropriate Box if a Member of A Group
	(a) ☒	(b) ☐
3	SEC Use Only

4	Source of Funds (See Instructions)
OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
☐
6	Citizenship of Place of Organization
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	Sole Voting Power
3,296,872
		8	Shared Voting Power
0
		9	Sole Disposition Power
3,296,872
		10	Shared Disposition Power
0
11	Aggregate Amount Beneficially Owned by Each Reporting Person
3,296,872
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
13	Percent of Class Represented by Amount in Row (11)
9.2%
14	Type of Reporting Person
OO

CUSIP No. 10806B100	13D	Page 8 of 15 pages

1	Name of Reporting Persons
Adam O’Farrell
2	Check the Appropriate Box if a Member of A Group
	(a) ☒	(b) ☐
3	SEC Use Only

4	Source of Funds (See Instructions)
OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
☐
6	Citizenship of Place of Organization
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	Sole Voting Power
349,262
		8	Shared Voting Power
17,256,996
		9	Sole Disposition Power
349,262
		10	Shared Disposition Power
2,847,284
11	Aggregate Amount Beneficially Owned by Each Reporting Person
17,606,258
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
13	Percent of Class Represented by Amount in Row (11)
50.3%
14	Type of Reporting Person
IN

CUSIP No. 10806B100	13D	Page 9 of 15 pages

1	Name of Reporting Persons
Adam B. O’Farrell and Tracy K. O’Farrell Trust dtd May 9, 2019
2	Check the Appropriate Box if a Member of A Group
	(a) ☒	(b) ☐
3	SEC Use Only

4	Source of Funds (See Instructions)
OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
☐
6	Citizenship of Place of Organization
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	Sole Voting Power
2,086,334
		8	Shared Voting Power
15,170,662
		9	Sole Disposition Power
2,086,334
		10	Shared Disposition Power
0
11	Aggregate Amount Beneficially Owned by Each Reporting Person
17,256,996
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
13	Percent of Class Represented by Amount in Row (11)
49.6%
14	Type of Reporting Person
IN

CUSIP No. 10806B100	13D	Page 10 of 15 pages

1	Name of Reporting Persons
Dean Allara
2	Check the Appropriate Box if a Member of A Group
	(a) ☒	(b) ☐
3	SEC Use Only

4	Source of Funds (See Instructions)
OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
☐
6	Citizenship of Place of Organization
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	Sole Voting Power
6,498,617
		8	Shared Voting Power
10,581,057
		9	Sole Disposition Power
6,498,617
		10	Shared Disposition Power
1,558,632
11	Aggregate Amount Beneficially Owned by Each Reporting Person
17,079,674
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
13	Percent of Class Represented by Amount in Row (11)
43.6%
14	Type of Reporting Person
IN

CUSIP No. 10806B100	13D	Page 11 of 15 pages
Explanatory Note

This Amendment No. 2 to Schedule 13D (“Amendment No. 2”) amends and supplements the Schedule 13D filed with the United States Securities and Exchange Commission on July 30, 2021, as amended by Amendment No. 1 to Schedule 13D filed on January 7, 2022 (as amended, the “Schedule 13D”) relating to the Class A Common Stock, par value $0.01 per share (the “Class A Common Stock”), of Bridge Investment Group Holdings Inc., a Delaware corporation (the “Issuer”). Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

Item 2.Identity and Background.

Item 2 of the Schedule 13D is amended and replaced in its entirety as follows:

The Schedule 13D is being filed by the following entities (each a “Reporting Person” and collectively, the “Reporting Persons”):

Robert Randolph Morse
FLM Holdings, LLC, a Delaware limited liability company
FLM Management LLC, a Delaware limited liability company
Jonathan Slager
SF Intentional Irrevocable Trust dated December 30, 2019 (the “SF Intentional Irrevocable Trust”)
J.P. Slager, LLC, a Utah limited liability company
Adam O’Farrell
Adam B. O’Farrell and Tracy K. O’Farrell Trust dtd May 9, 2019 (the “O’Farrell Trust”)
Dean Allara

Messrs. Morse, Slager, O’Farrell and Allara are citizens of the United States. Mr. Morse’s principal occupation is Executive Chairman of the Issuer. Mr. Slager’s principal occupation is director and Chief Executive Officer of the Issuer. Mr. O’Farrell’s principal occupation is director and Chief Operating Officer of the Issuer. Mr. Allara’s principal occupation is director and Vice Chairman and Head of Client Solutions Group of the Issuer. The other Reporting Persons are principally engaged in the business of managing their investments in the securities of the Issuer.

Information with respect to the managing members of FLM Holdings, LLC, FLM Management LLC and J.P. Slager, LLC (collectively, the “Related Persons”), including the name, business address, present principal occupation or employment and citizenship of each of the Related Persons is listed on the attached Schedule A, which is incorporated herein by reference.

The principal business address for Messrs. Morse, Slager, O’Farrell and Allara, FLM Holdings, LLC, FLM Management LLC, the SF Intentional Irrevocable Trust, J.P. Slager, LLC and the O’Farrell Trust is c/o Bridge Investment Group Holdings Inc., 111 East Sego Lily Drive, Suite 400, Salt Lake City, Utah 84070.

By virtue of the agreements made pursuant to the Stockholders Agreement (as defined below), Messrs. Morse, Slager, O’Farrell and Allara, FLM Holdings, LLC, FLM Management LLC, the SF Intentional Irrevocable Trust, J.P. Slager, LLC, and the O’Farrell Trust may be deemed to constitute a group for purposes of Rule 13d-3 under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”). For a description of the relationship between these Reporting Persons, see Item 4 below.

During the last five years, none of the Reporting Persons nor any Related Persons (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and supplemented with the following:

Redemption of interests in entities affiliated with the Issuer

On January 1, 2023, members of entities affiliated with the Issuer redeemed certain equity interests in such entities for Class A Units or shares of Class A Common Stock, as applicable (the “2023 Redemption Transactions”). As a result of

CUSIP No. 10806B100	13D	Page 12 of 15 pages
the 2023 Redemption Transactions, Mr. Allara acquired 91,278 Class A Units, FLM Holdings, LLC acquired 391,620 Class A Units, and the O’Farrell Trust acquired 29,719 Class A Units. In connection with other of the Issuer’s equity events, certain individuals granted an irrevocable proxy to (i) the SF Intentional Irrevocable Trust to vote 874,224 additional shares of Class A Common Stock issued in the 2023 Redemption Transactions, (ii) the O’Farrell Trust to vote 385,448 additional shares of Class A Common Stock issued in the 2023 Redemption Transactions, and (iii) Dean Allara to vote 116,144 additional shares of Class A Common Stock issued in the 2023 Redemption Transactions.

Award of restricted shares of Class A Common Stock

On January 1, 2023, Messrs. Morse, Slager, O’Farrell and Allara received from the Issuer an award of 720,000, 220,000, 130,000 and 140,000 restricted shares of Class A Common Stock, respectively.

Item 5.Interest in Securities of the Issuer.

(a) - (b)

The following sets forth, as of the date of this Schedule 13D, the aggregate number of shares of Class A Common Stock and percentage of Class A Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Class A Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of, or shared power to dispose or to direct the disposition of, as of the date hereof, based on 32,673,733 shares of Class A Common Stock outstanding as of January 1, 2023:

Reporting Person	Amount beneficially owned	Percent of Class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
Robert Randolph Morse	36,041,467	57.8%	1,890,856	34,150,611	1,890,856	34,150,611
FLM Holdings, LLC	32,705,962	50.0%	32,705,962	0	32,705,962	0
FLM Management LLC	1,444,649	4.2%	1,444,649	0	1,444,649	0
Jonathan Slager	22,283,153	59.1%	592,744	21,690,409	592,744	5,992,200
SF Intentional Irrevocable Trust dated December 30, 2019	21,690,409	61.9%	2,374,838	19,315,571	2,374,838	0
J.P. Slager, LLC	3,296,872	9.2%	3,296,872	0	3,296,872	0
Adam O’Farrell	17,606,258	50.3%	349,262	17,256,996	349,262	2,847,284
Adam B. O’Farrell and Tracy K. O’Farrell Trust dtd May 9, 2019	17,256,996	49.6%	2,086,334	15,170,662	2,086,334	0
Dean Allara	17,079,674	43.6%	6,498,617	10,581,057	6,498,617	1,558,632

Mr. Morse is (i) the record holder of 1,890,856 shares of Class A Common Stock; (ii) the manager of FLM Holdings, LLC, which is the record holder of 32,705,962 Class A Units; and (iii) the manager of FLM Management LLC, which is the trustee of various family trusts that are the record holders of an aggregate of 1,444,649 Class A Units. As a result, Mr. Morse may be deemed to share beneficial ownership of the securities held of record by FLM Holdings, LLC and the various family trusts.

Mr. Slager is (i) the record holder of 592,744 shares of Class A Common Stock; (ii) the grantor of the SF Intentional Irrevocable Trust, which is the record holder of 2,374,838 Class A Units; (iii) the manager of J.P. Slager, LLC, which is the record holder of 3,296,872 Class A Units; and (iv) the manager of The Christmas, LLC, which is the general partner of the Slager Family Limited Partnership which is the record holder of 320,490 Class A Units. As a result, Mr. Slager may be deemed to share beneficial ownership of the securities held of record by the SF Intentional Irrevocable Trust, J.P. Slager, LLC and the Slager Family Limited Partnership. In addition, certain parties to the Stockholders Agreement have granted an irrevocable proxy to the SF Intentional Irrevocable Trust to vote 15,698,209 shares of Class A Common Stock. As a result, Mr. Slager may be deemed share beneficial ownership of the securities subject to the irrevocable proxy.

Mr. O’Farrell is (i) the record holder of 349,262 shares of Class A Common Stock and may be deemed to share beneficial ownership of (a) 300 shares of Class A Common Stock held of record by his daughter and (b) 760,950 Class A Units held of record by the O’Farrell Irrevocable Trust, of which Mr. O’Farrell is trustee; and (ii) the trustee of the O’Farrell Trust, which is the record holder of 2,086,334 Class A Units. As a result, Mr. O’Farrell may be deemed to share beneficial ownership of the securities held of record by his daughter, the O’Farrell Trust and the O’Farrell Irrevocable Trust. In addition, certain parties to the Stockholders Agreement have granted an irrevocable proxy to the O’Farrell Trust to

CUSIP No. 10806B100	13D	Page 13 of 15 pages
vote 14,409,712 shares of Class A Common Stock. As a result, Mr. O’Farrell may be deemed share beneficial ownership of the securities subject to the irrevocable proxy.

Mr. Allara is (i) the record holder of 6,498,617 shares of Class A Common Stock and may be deemed to share beneficial ownership of (a) 500,000 Class A Units held of record by the Dean Allara Family Legacy Trust, of which Mr. Allara is trustee, and (b) 500,000 Class A Units held of record by the Stacey Allara Family Legacy Trust, of which Mr. Allara is trustee; and (ii) the manager of Rockridge Investments, LLC, which is the record holder of 558,632 Class A Units. As a result, Mr. Allara may be deemed to share beneficial ownership of the securities held of record by the Dean Allara Family Legacy Trust, the Stacey Allara Family Legacy Trust and Rockridge Investments, LLC. In addition, certain parties to the Stockholders Agreement have granted an irrevocable proxy to Dean Allara to vote 9,022,425 shares of Class A Common Stock. As a result, Mr. Allara may be deemed share beneficial ownership of the securities subject to the irrevocable proxy.

Each Class A Unit may be redeemed at any time for shares of Class A Common Stock on a 1-to-1 basis. As such, each of the individuals and entities noted above may be deemed to beneficially own the shares of Class A Common Stock issuable upon redemption of the Class A Units.

(c)Except as described in Item 3 and Item 4, none of the Reporting Persons have effected any transactions with respect to the Class A Common Stock.

(d)None.

(e)On January 1, 2023, FLM Management LLC ceased to be the beneficial owner of more than five percent of the Class A Common Stock of the Issuer.

Item 7.Materials to be Filed as Exhibits

Exhibit No.	Description
1	Joint Filing Agreement

CUSIP No. 10806B100	13D	Page 14 of 15 pages
SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 9, 2023

/s/ Robert Randolph Morse
Name: Robert Randolph Morse

FLM Holdings, LLC

By: /s/ Robert Randolph Morse
Name: Robert Randolph Morse
Title: Manager

FLM Management LLC

By: /s/ Robert Randolph Morse
Name: Robert Randolph Morse
Title: Manager

/s/ Jonathan Slager
Name: Jonathan Slager

SF Intentional Irrevocable Trust dated December 30, 2019

By: /s/ Jonathan Slager
Name: Jonathan Slager
Title: Trustee

J.P. Slager, LLC

By: /s/ Jonathan Slager
Name: Jonathan Slager
Title: Manager

/s/ Adam O’Farrell
Name: Adam O’Farrell

Adam B. O’Farrell and Tracy K. O’Farrell Trust dtd May 9, 2019

By: /s/ Adam O’Farrell
Name: Adam O’Farrell
Title: Trustee

/s/ Dean Allara
Name: Dean Allara

CUSIP No. 10806B100	13D	Page 15 of 15 pages
SCHEDULE A

The name, present principal occupation or employment, business address and citizenship of each of the executive officers and managing members of FLM Holdings, LLC, FLM Management LLC and J.P. Slager, LLC are set forth below.

FLM Holdings, LLC

Name	Present Principle Occupation or Employment	Principal Business Address	Citizenship
Robert Morse	Executive Chairman, Bridge Investment Group Holdings Inc.	111 East Sego Lily Drive, Suite 400, Salt Lake City, Utah 84070	USA

FLM Management LLC

Name	Present Principle Occupation or Employment	Principal Business Address	Citizenship
Robert Morse	Executive Chairman, Bridge Investment Group Holdings Inc.	111 East Sego Lily Drive, Suite 400, Salt Lake City, Utah 84070	USA

J.P. Slager, LLC

Name	Present Principle Occupation or Employment	Principal Business Address	Citizenship
Jonathan Slager	Chief Executive Officer, Bridge Investment Group Inc.	111 East Sego Lily Drive, Suite 400, Salt Lake City, Utah 84070	USA